UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*


Scott's Liquid Gold-Inc.

(Name of Issuer)


Common Stock, par value $0.10 per share

(Title of Class of Securities)


810202101

(CUSIP Number)


Aaron Granovitz
2460 Park Ave
Hermosa Beach, CA 90254
(310) 721-1806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


July 18, 2023

(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

810202101


1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



Aaron Granovitz


2


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) [x]
(b) [ ]


3

SEC USE ONLY




4

SOURCE OF FUNDS (See Instructions)



PF


5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]


6

CITIZENSHIP OR PLACE OF ORGANIZATION



USA

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7

SOLE VOTING POWER




0



8

SHARED VOTING POWER




0



9

SOLE DISPOSITIVE POWER




0



10

SHARED DISPOSITIVE POWER




0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	[   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



0.0%


14

TYPE OF REPORTING PERSON (See Instructions)



IN


CUSIP No.
810202101


1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



Entertainment Enterprises Defined Benefit Plan


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


(a) [x]
(b) [ ]


3

SEC USE ONLY


4

SOURCE OF FUNDS (See Instructions)



PF


5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]


6

CITIZENSHIP OR PLACE OF ORGANIZATION


California, USA


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7

SOLE VOTING POWER




0



8

SHARED VOTING POWER




0



9

SOLE DISPOSITIVE POWER




0



10

SHARED DISPOSITIVE POWER




0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)



	[   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



0.0%


14

TYPE OF REPORTING PERSON (See Instructions)



EP


CUSIP No.
810202101


1

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)



AMG 401K Trust


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a) [x]
(b) [ ]


3

SEC USE ONLY


4

SOURCE OF FUNDS (See Instructions)



PF


5

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[   ]


6

CITIZENSHIP OR PLACE OF ORGANIZATION



California, USA


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


7

SOLE VOTING POWER




0



8

SHARED VOTING POWER




0



9

SOLE DISPOSITIVE POWER




0



10

SHARED DISPOSITIVE POWER




0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

              [   ]


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



0.0%


14

TYPE OF REPORTING PERSON (See Instructions)


EP


Item 1.	Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.10 per share (the "Common Stock") of Scott's Liquid Gold - Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 8400 E. Crescent Parkway, Suite 450, Greenwood Village, CO 80111.

Item 2.	Identity and Background

(a) This statement is being filed by (i) Aaron Granovitz ("Mr. Granovitz");
(ii) Entertainment Enterprises Defined Benefit Plan ("EEDBP"); and (iii) AMG 401K Trust ("AMG") (collectively hereinafter referred to as the "Reporting Persons"). Mr. Granovitz is the sole trustee and beneficiary of EEDBP and AMG.

(b) The residence of the Reporting Persons is 2460 Park Avenue, Hermosa Beach, CA 90254.

(c) Mr. Granovitz is a contractor for an E-commerce company called Floral Access with principal address 14507 Hawthorne Blvd, Lawndale, CA 90260.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Granovitz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

The aggregate purchase price of the 0 shares of Common Stock beneficially owned by the Reporting Persons is approximately $0, inclusive of brokerage commissions, which was funded by Mr. Granovitz's private funds. No part of the purchase price represents borrowed funds.

Item 4.	Purpose of Transaction

Item 4 is hereby Amended to add the following:

On July 18, 2023, the Reporting Persons entered into a Common Stock Transfer Agreement (the "Agreement") with Maran Partners LP and Daniel Roller (the "Purchasers"), pursuant to which the Reporting Persons agreed to sell the 794,067 shares of Common Stock collectively beneficially owned by the Reporting Persons to the Purchasers, subject to the terms and conditions of the Agreement. The Agreement closed on July 18, 2023, and the sale of the shares of Common Stock reported herein was undertaken pursuant to the Agreement. The Reporting Persons sold their 794,067 shares of Common Stock to the Purchasers for $0.33 per share for a total consideration of $262,042.11.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this report, the Reporting Persons beneficially own
0 shares (the "Shares") of the Common Stock of the Company, representing approximately 0.0% of the Company's issued and outstanding shares. (Calculated based on information included in the Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 8. 2023, which reported 12,797,423 shares of common stock outstanding as of May 7, 2023).

(b)	Mr. Granovitz is the sole trustee and beneficiary of EEDBP and AMG.
Accordingly, EEDBP, AMG and Mr. Granovitz may be deemed to hold shared voting power and dispositive power with respect to the Shares held.

(c)	Except as set forth on Schedule 1 hereto, no transactions in the
Common Stock were effected during the past sixty days, by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the procedes from the sale of, the Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

None of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 24, 2023


Aaron Granovitz



/s/ Aaron Granovitz


Signature



Aaron Granovitz


Name



Entertainment Enterprises Defined Benefit



/s/ Aaron Granovitz


Signature



Trustee


Title



AMG 401K Trust



/s/ Aaron Granovitz


Signature



Trustee


Title


SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Recent Schedule 13D Filing:

1. 		Aaron Granovitz

Date


7/18/2023


Nature of Transaction
(Sale/Purchase)


Sale


Number of Shares


704,067

Price Per Share


$0.33



2.		Entertainment Enterprises Defined Benefit Plan

Date

7/18/2023


Nature of Transaction
(Sale/Purchase)

Sale


Number of Shares

55,000


Price Per Share



$0.33


3.		AMG 401K Trust

Date

7/18/2023


Nature of Transaction
(Sale/Purchase)

Sale


Number of Shares


35,000

Price Per Share



$0.33


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